Honeyfund.com, Inc.



ANNUAL REPORT

2519 N McMullen Booth Rd. STE 510-260

Clearwater, FL 33761

0

https://www.honeyfund.com/

This Annual Report is dated April 25, 2022.

BUSINESS

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Honeyfund is a wedding gifting site for couples to receive funds toward their honeymoon (or other savings goals) as a wedding gift. The company has served more than a million couples and processed more than $700 million in giving since 2006. In addition to the Honeyfund website, mobile app, and sister-site Plumfund, Honeyfund powers honeymoon fund gifts for Target's online wedding registry.

Honeyfund doesn't charge a platform fee like other cash gifting and personal crowdfunding sites, so the company makes money from advertisers and partners. The average gift of $120 earns the company 0.8% to 15% from partners depending on where the gift money was sent (a PayPal account, bank account, or digital gift card). Honeyfund also earns money from advertisers in retail, travel, and other industries who wish to reach couples starting their married lives together. The company acquires customers at about $5 and earns $28 per account, on average.

Honeyfund.com was conceived in 2005 after the founders' own wedding. The website

March of 2009 and moved to Florida in 2017. Honeyfund is now a Florida corporation with 92% founder ownership. The company has previously raised $1.07m in Regulation CF funds through Start Engine.

Sources:

https://www.honeyfund.com/

https://www.honeyfund.com/honeymoon-funds

https://www.plumfund.com

https://www.startengine.com/honeyfund

Honeyfund Internal Records

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,067,814.50

Number of Securities Sold: 1,231,440

Use of proceeds: Design and development of a life-long funding feature for Honeyfund's primary crowdfunding/wedding registry service. Marketing of Honeyfund's service.

Date: August 06, 2021

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Revenues

The Company revenues are made up of advertising and commissions revenues of $117,969.73 in 2021 and $64,267 in 2020, software upgrade revenues of $51,418.00 in 2021 and $34,695 in 2020, cash gift related revenues of $1,444,878.58 in 2021 and $143,187 in 2020, balance gift related revenues of $1,100,541.33 in 2021 and $410,603 in 2020.

The aggregate revenues went up 417.8% from $655,108 in 2020 to $2,737,468 in 2021. The increase in revenues from 2020 to 2021 was due to revenue-per-member growth and recovery from the 2020 COVID-19 impact.

Cost of Sales
The Company's cost of revenues consists primarily of merchant processing fees. The total cost of sales increased 1125% from $103,068 in 2020 to $1,159,491 in 2021. The increase in the cost of sales in 2021 was in parallel to the increase in sales.

Gross Margins
As of December 31, 2021, gross profit was $1,577,977 which was 57.6% of revenues, an increase from 2021 gross profit in the amount of $552,040, making up 84% of revenues. The increase in gross profit was due to the increase in revenues as mentioned above.

Expenses
The Company's expenses consist of, among other things, advertising and marketing, legal and professional fees, payroll expenses, computer and internet expenses, business development, office supplies, rent, travel and entertainment, insurance, interest expense... etc. Total operating expenses also went from $1,555,300 in 2020 to $2,143,927 in 2021, a 37.8% increase mainly caused by increases in advertising and marketing expenses, payroll and contractors, and software costs.
 As of December 31, 2021, total operating expenses consist of 22% in advertising and marketing at $480,928 and 78% general and administrative (G&A) expenses at $1,662,999. Wages and salaries made up a substantial portion of G&A at 58.5% with $972,037 as the company has 12 full-time employees and 2 part-time employees. Other expenses including computer and internet expenses made up 12.5% of G&A at $207,347 due to the company working with software engineers and user experience designers contractors that develop the Honeyfund software product. Professional fees made up 5.3% of G&A at $88,039, insurance and office supplies made up 1.6% in aggregate at $27,347. Other operating expenses like depreciation made up 12.6% of G&A at $210,732.
The company's sales increasing 417.8% in 2021 as stated previously, the company's COGS increasing due to increased sales, and total operating expenses going up 37.8% $1,555,300 in 2020 to $2,143,927 in 2021, resulted in the company incurring a net loss of $404,199 in 2021. Historical results and cash flows: The Company had an accumulated deficit of $404,199 and cash in the amount of $1,547,731 as of December 31, 2021. The Company intends to continue to raise additional funds through equity financing.

The following summarizes selected items of the cash flows statements.
 Operating Activities As of December 31, 2021, cash provided by operating activities was $375,725 up from cash used in operating activities of $599,241 as of December 31, 2020. The change was mainly due to a change in other current liabilities from -$605,716 in 2020 to

Investing Activities

The Company cash used in investing activities increased from $277,198 in 2020 to 362,164 in 2021. The increase in cash used in investing activities was due to higher capitalized software expenditures.

Financing Activities

As of December 31, 2021, cash provided by financing activities was up to $887,008, and increase from cash provided in financing activities of $800,529 in 2020. The increase in cash provided by financing activities in 2020 was caused by an influx of funds from crowdfunding investors in the amount of $838,712.

Management has put a strategy into place to diversify sales beyond weddings and honeymoons, primarily expanding the functionality of the Honeyfund site to allow customers to raise money for other life events beyond the wedding: birthdays, anniversaries, babies, etc, and building a gift card shop where anyone can buy e-gift cards for anyone else as a gift. This is the reason for the Start Engine raise, to fund this expansion. This will help the company diversify outside of weddings and honeymoons which were disproportionately impacted by COVID-19.

Management believes that the company's competitive advantage is an added strength that sets it apart from its competition in both wedding gifting and crowdfunding in that users can turn their friends and family's well wishes into cash to fund the honeymoon or any other savings goal. With the expansion of the page to accommodate all of life's gifting occasions, customers can receive cash and gift cards as a gift for any life event including baby showers, anniversaries, birthdays, holiday gifts, and more, all on one page. There is no need for multiple campaigns on different sites. There is no other known crowdfunding site or gifting website of its kind.

In light of all the strategies the company is putting in place and its advantages in the market, the company has no financing concerns at this time.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $1,547,731.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: U.S. Small Business Administration

Amount Owed: $482,941.00

Interest Rate: 3.75%

Maturity Date: April 22, 2050

On April 22, 2020 the company entered into a loan agreement with the U.S. Small Business Administration in the amount of $ 500,000. Installment payments, including principal and interest, of $2,437.00 Monthly, will begin Twelve (12) months from the date of the promissory Note. The balance of principal and interest will be payable Thirty (30) years from the date of the

funds actually advanced from the date(s) of each advance. The outstanding amount of the loan as of today is $482,941

Creditor: Customers Bank

Amount Owed: $182,813.00

Interest Rate: 1.0%

Maturity Date: March 02, 2026

On March 2, 2021, the company entered the Paycheck Protection Program ('PPP') loan agreement with Customers Bank in the amount of $ 182,813 which bore an interest rate of 1% fixed per annum. It covered the period from March 3, 2021, to May 5, 2021. The company will apply to Lender for forgiveness of the amount due on this loan in the amount equal to the sum of the following costs incurred by Borrower during the 8-week period beginning on the date of first disbursement of this loan: a. Payroll costs, b. Any payment of interest on a covered mortgage obligation (which shall not include any prepayment of or payment of principal on a covered mortgage obligation), c. Any payment on a covered rent obligation, d. Any covered utility payment. The outstanding amount of the loan as of today is $182,813.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Sara K Margulis

Sara K Margulis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: March 16, 2009 - Present

Responsibilities: The responsibilities of the CEO include fundraising, acquiring talent, and oversight of the company's Marketing/PR and Sales divisions. The CEO earns an annual salary of $165,000.

Position: Director

Dates of Service: March 16, 2009 - Present

Responsibilities: Board of directors

Name: Davey Randa

Davey Randa's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO

Dates of Service: April 20, 2021 - Present

Responsibilities: The responsibilities of the COO include oversight of the company's Human Resources, Member Services, and Product divisions. The COO earns an annual salary of $160,000.

Other business experience in the past three years:

Employer: Privyo

Title: Co-founder

Dates of Service: March 01, 2020 - April 16, 2021

Responsibilities: Operations

Other business experience in the past three years:

Employer: Soona

Title: Director of Operations

Dates of Service: May 01, 2019 - March 01, 2020

Responsibilities: Operations

Other business experience in the past three years:

Employer: UBER

Title: Sr. Regional Operations Manager - Greenlight UBER

Dates of Service: July 01, 2016 - January 31, 2019

Responsibilities: Coordinated and managed business segments and functional teams as well as external relationships (research firms, law firms, tax/accounting & real estate development) • Created a global support strategy - The "G.R.E.E.N" steps of service to train customer service agents world wide resulting in average NPS increasing over 35% • Owned P&L for all driver

city while creating and controlling all financial analysis, modeling, and opportunity exploration for any joint venture or partnership opportunities in the region • Aligned strategy for driver support with overall business goals ahead of IPO, refining and exceeding SLAs, NPS, and customer satisfaction goals. • Negotiated real estate leases, property acquisition & terms with national vendors to create support centers that fulfill our drivers needs • Led and executed event operations at major events such as Sundance Film Festival and Winter X Games Aspen with record NPS scores • Evaluated and successfully executed strategic initiatives across all 4 states that led to top line revenue growth and increased driver satisfaction based on UBER senior leaderships goals • Built and scaled a network of support centers that now handle 70% of all first trips and new driver signups in my region • Controlled all due diligence, contract negotiations, and conflict resolution associated with reviewing new real estate purchases or vendor partnerships resulting in over 50% cost reduction while improving signup success for new drivers. • Leading all annual strategy operating plans for our region on all business unit planning review sessions that provide growth opportunities, operational continuity, new product/services development and restructuring support to drive business unit success • Hired and managed team of 7 direct reports and 50+ indirect reports

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Sara K Margulis

Amount and nature of Beneficial ownership: 20,000,000

Percent of class: 91.5

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

Common Stock

The amount of security authorized is 200,000,000 with a total of 23,519,987 outstanding.

Voting Rights

Every shareholder entitled to vote shall be entitled to one vote for each share held, except as otherwise provided by law, by the articles of incorporation or by other provisions of these bylaws. Except with respect to elections of directors, any shareholder entitled to vote may vote part of his or her shares in favor of a proposal and refrain from voting the remaining shares or vote them against the proposal. If a shareholder fails to specify the number of shares he or she is affirmatively voting, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares the shareholder is entitled to vote. At each election of directors, shareholders shall not be entitled to cumulate votes unless the candidates' names have been placed in nomination before the commencement of the voting and a shareholder has given notice at the meeting, and before the voting has begun, of his or her intention to cumulate votes. If any shareholder has given such notice, then all shareholders entitled to vote may cumulate their votes by giving one candidate a number of votes equal to the number of directors to be elected multiplied by the number of his or her shares or by distributing such votes on the same principle among any number of candidates as he or she thinks fit. The candidates receiving the highest number of votes, up to the number of directors to be elected, shall be elected. Votes cast against a candidate or which are withheld shall have no effect. Upon the demand of any shareholder made before the voting begins, the election of directors shall be by ballot rather than by voice vote. Please see voting rights of securities sold in this offering below.

Material Rights

Stock Options

The total amount outstanding on a fully diluted basis (23,519,987) includes 514,000 shares to be issued pursuant to outstanding stock options.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other

documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the COMMON STOCK should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any COMMON STOCK purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our life-long gifting feature with rewards. Delays or cost overruns in the development of our life-long gifting feature with rewards and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

• As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Honeyfund.com, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-

on Honeyfund.com, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Market and Company Risk

Market risk could result in this investment declining in value because of economic developments or other events that affect the entire market like the current pandemic. Company risk includes changes in this company's products, partners, competitors, or financial position that could negatively impact this company's stock price.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2022.

Honeyfund.com, Inc.

By   /s/ *Sara K Margulis*

Name: <u>Sara K Margulis</u>

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

HONEYFUND.COM, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
AUDITED

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors of
Honeyfund.com, Inc.
Clearwater, Florida

Opinion

We have audited the financial statements of Honeyfund.com, Inc., which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Honeyfund.com, Inc. as of December 31, 2021, and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Honeyfund.com, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Honeyfund.com, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Honeyfund.com, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Honeyfund.com, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 8, 2022
Los Angeles, California

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	1,547,731	$	647,162
Accounts receivable- net		-		-
Prepaids and other current assets		69,600		132,282
Total current assets		1,617,331		779,444
Property and equipment, net		7,569		2,925
Intangible assets		505,257		471,686
Security deposit		-		-
Total assets	$	2,130,157		1,254,055
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	41,678	$	18,514
Credit Card		64,544		46,183
Current portion of Loan payable		-		139,055
Other current liabilities		1,420,330		1,021,878
Total current liabilities		1,526,552		1,225,630
Loan Payable		682,813		542,145
Total liabilities		2,209,365		1,767,775
STOCKHOLDERS EQUITY				
Common Stock		1,065,838		155,117
Equity Issuance Costs		(98,831)		(26,822)
Retained earnings/(Accumulated Deficit)		(1,046,215)		(642,016)
Total stockholders' equity		(79,208)		(513,720)
Total liabilities and stockholders' equity	$	2,130,157	$	1,254,055

See accompanying notes to the financial statements

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 2,737,468	$ 655,108
Cost of revenues	1,159,491	103,068
Gross profit	1,577,977	552,040
Operating expenses		
General and administrative	1,662,999	1,349,287
Sales and marketing	480,928	206,013
Total operating expenses	2,143,927	1,555,300
Operating income/(loss)	(565,950)	$ (1,003,260)
Interest expense	20,740	15,981
Other Loss/(Income)	(182,491)	(420,000)
Income/(Loss) before provision for income taxes	(404,199)	(599,241)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (404,199)	$ (599,241)

See accompanying notes to financial statements.

Honeyfund.com, Inc .

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| (in , $US) | Common Stock | | Equity | Retained earnings/ | Total Shareholder |
	Number of Shares	Amount	Issuance Costs	(Accumulated Deficit)	Equity
Balance—December 31, 2019	10,052	8,966	-	(42,775)	(33,809)
Sharebased Compensation	-	-		-	-
Stock split 2,000 to 1	20,104,000	-			-
Capital raised on Crowdfunding	1,031,373	146,151	(26,822)	-	119,329
Net income/(loss)	-	-		(599,241)	(599,241)
Balance—December 31, 2020	21,145,425 $	155,117	$ (26,822) $	(642,016) $	(513,720)
Sharebased Compensation					-
Capital raised on Crowdfunding	2,374,562	910,721	(72,009)		838,712
Net income/(loss)				(404,199)	(404,199)
Balance—December 31, 2021	23,519,987	$ 1,065,838	$ (98,831) $	(1,046,215) $	(79,208)

See accompanying notes to financial statements.

Honeyfund.com, Inc.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(404,199)	$	(599,241)
Depreciation and amortization		277,265		220,773
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Accounts receivables		-		25,836
Prepaid expenses and other current assets		62,682		23,695
Accounts payable		23,164		8,999
Credit Cards		18,361		4,018
Other current liabilities		398,452		(289,796)
Net cash provided/(used) by operating activities		375,725		(605,716)
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(1,805)		(1,564)
Capitalized Software expenditures		(360,359)		(275,634)
Net cash provided/(used) in investing activities		(362,164)		(277,198)
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on loans payable, net of payments		48,296		681,200
Capital raised on Crowdfunding		838,712		119,329
Net cash provided/(used) by financing activities		887,008		800,529
Change in cash		900,569		(82,385)
Cash—beginning of year		647,162		729,547
Cash—end of year	$	1,547,731	$	647,162
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	19,064		-
Cash paid during the year for income taxes		-		-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for		-		-
Issuance of equity in return for accrued payroll and other liabilities		-		-

See accompanying notes to financial statements

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   NATURE OF OPERATIONS

Honeyfund.com, Inc. was originally incorporated on March 16, 2009, in the state of California. The company moved to Florida in 2017 and reincorporated in Florida on July 1, 2019. The financial statements of Honeyfund.com, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Clearwater, Florida.

Honeyfund.com is a wedding gifting site for couples to receive funds toward their honeymoon (or other savings goals) as a wedding gift. The company has served more than a million couples and processed more than $700 million in giving since 2006. In addition to the Honeyfund,com website, mobile app, and sister-site Plumfund.com, Honeyfund.com powers honeymoon fund gifts for Target's online wedding registry.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $1,297,731 and $397,162, respectively.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computers and Electronics	5 years
Furniture and fixtures	5-7 years

Intangible Assets

The company capitalizes its software expenses connection with internally developed solution. Intangible assets will be amortized over the expected period to be benefitted. Intangible assets are reviewed annually for impairment or when events or circumstances indicate their carrying amount may not be recoverable.

Income Taxes

Honeyfund.com, Inc. is an S-corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2019 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies

Revenue Recognition

The Company recognizes revenues primarily from the sale of its service when (a) persuasive evidence that an agreement exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (b) delivery has occurred or services have been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Customers of Honeyfund.com sign up on our website (www.honeyfund.com) or via the Honeyfund.com app. Plumfund.com customers sign up on plumfund.com. The customer creates a page describing their fundraising campaign and invite their friends and family to contribute money or gift cards. After the gift's transactions are processed, the funds are deposited into the customer's preferred account (PayPal, bank account or gift card balance on Honeyfund.com). The company earns money from payment processing and/or gift card partners. The company also earns money from advertisers who it promotes through banner ads, email, and its social media accounts.

Cost of revenues

Costs of revenues consist of merchant account fees.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021 and December 31, 2020 amounted to $294,485 and $206,013, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 8, 2022 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December

15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaid expenses consist of the following items:

As of Year Ended December 31,	2021	2020
Gift Card partners	54,023	124,375
Prepaid expenses	15,578	7,907
Total Prepaids Expenses and other Current Assts	$ **69,600**	$ **132,282**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Gift Card Liability	1,325,821	834,600
Phantom Stock Comp Payable	41,020	81,427
Payroll and other liabilities	53,489	105,851
Total Other Current Liabilities	**1,420,330**	**1,021,878**

4.   PROPERTY AND EQUIPMENT

As of December 31, 2021, property and equipment consists of:

As of Year Ended December 31,		2021		2020
Computers and Electronics	$	36,720	$	34,915
Furnitures and fixtures		1,564.00		20,740
Property and Equipment, at Cost		38,284		**55,655**
Accumulated depreciation		(33,554)		(52,730)
Property and Equipment, Net	$	**4,730**	$	**2,925**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2021, and 2020 was in the amount of $2.838 and $5,679, respectively.

5.   INTANGIBLE ASSETS

As of December 31, 2021, intangible asset consists of:

As of Year Ended December 31,		2021		2020
Software Assets	$	1,388,820	$	1,113,263
Intangible assets, at cost		**1,388,820**		**1,113,263**
Accumulated amortization		(883,563)		(641,577)
Intangible assets, Net	$	**505,257**	$	**471,686**

Amortization expense for the fiscal year ended December 31, 2021 and 2020 was in the amount of $274,426 and $215,094, respectively.

Period		Amortization Expense
2022	$	210,732
2023		211,960
2024		62,294
2025		2,362
Thereafter		17,909
Total	$	**505,257**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

Per its original articles of incorporation, the Company was authorized to issue 100,000 shares of common shares with no par value. On October 12, 2020, the company amended its articles of incorporation to authorize the issuance of 200,000,000 shares of common stock and simultaneously undertook a 1-for-2,000 stock split.

As of December 31, 2021, and December 31, 2020, common stock totaling 23,519,987 and 21,145,425 have been issued and outstanding, respectively.

7. DEBT

Loans

During 2020, the Company has entered into loan contracts. The details and terms of the Company's loans and the terms is as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
US SBA - PPP Loan 1	$ 181,200	1.00%	4/22/2020	4/22/2022	$ -	$ -	$ -	$ -	$ -	$ 1,208	$ 1,208	$ 122,388	$ 58,812	$ 181,200
US SBA - PPP Loan 2	$ 182,813	1.00%	2/1/2021	2/1/2026	$ 1,676	$ 1,676	$ -	$ 182,813	$ 182,813	$ -	$ -	$ -	$ -	$ -
US SBA - SBA Loan	$ 500,000	3.75%	4/22/2020	30 years	$ 18,750	$ 19,065	$ -	$ 500,000	$ 500,000	$ 12,500	$ 12,500	$ 16,667	$ 500,000	$ 500,000
									-					-
Total					$ 20,426	$ 20,741	$ -	$ 682,813	$ 682,813	$ 13,708	$ 13,708	$ 139,055	$ 558,812	$ 681,200

The Company's first PPP loan, including accrued interest was forgiven in 2021. The Company recognized other income in the amount of the forgiven loan and related accrued interest in 2021.

The Company has applied for forgiveness of the second PPP loan in the amount of $182,813, including accrued interest of $1,676 as of December 31, 2021.

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020

2022	$ 29,244
2023	29,244
2024	29,244
2025	29,244
2026	212,057
Thereafter	353,780
Total	**$ 682,813**

8.   SHAREBASED COMPENSATION

Stock Option Grant

The Company authorized an Equity Incentive Plan (which may be referred to as the "Plan"). The Plan provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2021, all shares were vested.

Stock Options Employees & Advisors

The granted options had an exercise price of $0.00, expire 1 year after last vesting date anniversary, and vesting over a four-year period. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2018
Expected life (years)	10.00
Risk-free interest rate	3%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

Stock option expense for the years ended December 31, 2021 and December 31, 2020 was $0 and $0, respectively.

Stock Options Investors

As part of the formation of the Company, the Company issued 257 options to certain investors. The options carry $0.01 exercise price and vest immediately. All options are outstanding as of December 31, 2021 and December 31, 2020.

Phantom Stock Plan

Board of Directors approved Employee Phantom Stock Compensation Plan, subject to the term and conditions. Under the Phantom Stock Plan, 3,108,000 shares of phantom stock may be awarded, and in the aggregate is not exceeding the equivalent of 15% of the company. The award is in the form of phantom common stock, which allows employee to receive additional compensation in the event of sale of the company's stock or assets. The value of this phantom share award is based on the growth of the company's value from the date of the granting to the event date. The award vests over three years with 34% vesting one year after effective date, 2.75% per month from one to three years after the effective date.

A summary of the changes in the number of outstanding phantom stock awards during the year ended December 31, 2021 for the Phantom Plans is provided below:

	Number of Awards
Outstanding at December 31, 2019	**727,625**
Granted	-
Settled	-
Forfeited	-
Outstanding at December 31, 2020	**727,625**
Granted	1,334,000
Settled	(20,000)
Forfeited	
Outstanding at December 31, 2021	**2,041,625**

A summary of liabilities for shares vested and compensation costs recognized in "General and administrative" in our Statements of Operations for the Director Phantom Stock Plan is provided below:

Year Ended December 31,	2021		2020	
Liabilities for shares vested	$	40,976	$	81,427
Compensation expenses (benefit)	$	(40,451)	$	-

While the Stock Incentive Plan currently serves as our primary equity plan, the terms of the Phantom Stock Plan will continue to govern all awards granted under the Phantom Stock Plan until such awards have been settled, forfeited, canceled, or have otherwise expired or terminated.

9.   RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities on a month-to-month basis.

Rent expense was in the amount of $5,644 and $14,400 as of December 31, 2021, and December 31, 2020 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 8, 2022 the date the financial statements were available to be issued.

The company continues to raise external capital through crowdfunding.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Sara K Margulis, Principal Executive Officer of Honeyfund.com, Inc., hereby certify that the financial statements of Honeyfund.com, Inc. included in this Report are true and complete in all material respects.

Sara K Margulis

CEO